Exhibit 99

FOR IMMEDIATE RELEASE
August 4, 2005

IDACORP Announces Second Quarter 2005 Results

BOISE - IDACORP, Inc. (NYSE:IDA) today reported second quarter net income of $9 million versus $13 million in 2004 and year-to-date earnings of $33 million - the same as last year.  Earnings per share fell by 12 cents per share for the quarter to 22 cents per share and by 8 cents for the first six months to 77 cents per share.  Results this year were impacted by the issuance of more than 4 million new shares of IDACORP common stock last December.

"Low irrigation loads masked an otherwise strong performance by Idaho Power, as irrigation loads and revenues were 52 percent and 46 percent respectively of what they were a year ago," said IDACORP President and Chief Executive Officer Jan B. Packwood.  "Those impacts were partially offset by an increase in customers, sales and revenue across all other general business categories.  We are expecting strong customer growth to continue and are experiencing an unseasonably warm summer which combined should give us a good third quarter."

Second Quarter and Year-To-Date Performance Summary

IDACORP's earnings per share in the second quarter reflect the combination of 30 cents per share earnings at the regulated utility and a consolidated eight cents-per-share loss at the non-regulated businesses.  Year-to-date, Idaho Power recorded earnings of 81 cents per share while the non-regulated companies registered a net loss of four cents per share.

Idaho Power's earnings per share were up for the quarter and year-to-date despite a nearly $8 million decline in general business revenues in both the second quarter and first six months of 2005 compared to the same periods in 2004.  Lower electricity consumption by irrigation customers due to a cooler and wetter spring than normal more than offset increased general business revenues due to higher rates and customer growth.  Idaho Power estimates that the impact of reduced irrigation sales for the quarter was approximately 15 cents per share.

First quarter 2005 temperatures were above historic averages for the period and those registered in 2004.  However, temperatures during the second quarter were 31 percent cooler than normal and nearly 46 percent cooler than last year.  While the combination of cooler spring temperatures and above average precipitation levels in May and June reduced irrigation load, it also reduced the Company's need to purchase energy, providing a reduction to the Company's net Power Cost Adjustment (PCA) deferral.

The portion of year-to-date net power supply costs (including power supply expenses net of off-system sales) absorbed by the company and not recovered under the Idaho PCA and Oregon Excess Power Cost mechanisms decreased by $1.5 million from the $7.1 million recorded during the same period in 2004.

Analysis of Earnings

The following table summarizes earnings per share (EPS) from each of our business units:

	Three Months Ended		Year-To-Date
Subsidiary	6/30/05	6/30/04	6/30/05	6/30/04

Idaho Power Company	$0.30	$0.21	$0.81	$0.72
IDACORP Energy	(0.01)	0.02	(0.01)	0.02
IDACORP Financial Services	0.06	0.12	0.12	0.19
Ida-West Energy	0.02	0.06	0.02	0.07
IdaTech	(0.06)	(0.04)	(0.11)	(0.07)
IDACOMM	(0.01)	-	(0.01)	(0.01)
Holding Company	(0.08)	(0.03)	(0.05)	(0.07)
	$0.22	$0.34	$0.77	$0.85

Included in second quarter 2004 results for the non-regulated businesses is 14 cents per share in gains from a series of transactions that did not recur in 2005.  These gains offset the impacts of the disallowed Idaho Power general rate case costs reported in the same period.

IDACORP estimates its consolidated group effective income tax rate for the annual period in accordance with interim reporting requirements.  The estimated annual rate is used in determining the effective rate for the quarter and may result in an intraperiod allocation of income tax expense.  Such an allocation was made for the second quarter and is recorded at the holding company.

2005 Forecast - Water Conditions

The inflows into Brownlee Reservoir for the April through July period were 3.6 million acre-feet (maf).  This inflow volume is 57 percent of the 30-year average (6.3 maf) and reflects the sixth consecutive year of below average inflow.  In 2004, the inflows were 3.2 maf.

Projected Key Operating & Financial Metrics - 2005

The projected key operating and financial metrics for 2005 are:

	Previous	Current
Metric	Estimate	Estimate
Idaho Power Company Operation &
Maintenance Expense (Millions)	$244-$248	No change
Idaho Power Company Capital Expenditures
(Millions)	$202	$190-$200
Idaho Power Company Hydroelectric
Generation (Million MWh)	5.6	6.3
Non-regulated Subsidiary Earnings Per Share	$0.05-$0.10	$0.00-$0.05
Effective Tax Rates:
Idaho Power Company	35% - 40%	No change
Consolidated - IDACORP	5%

The projected increase in generation is a result of the precipitation in May and June.

Non-regulated subsidiary earnings per share estimates have been revised to reflect increased estimated losses at IdaTech.

Idaho Power currently expects to spend from $190 million to $200 million in capital expenditures, excluding allowance for funds used during construction.  The slight decrease in the estimate is due primarily to the timing of certain construction expenditures.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; IdaTech, a developer of integrated fuel cell systems; IDACOMM, a provider of telecommunication services and commercial and residential Internet services; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utilities Regulatory Policy Act of 1978.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in governmental policies, including new interpretations of existing policies, regulatory actions, and regulatory audits, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Internal Revenue Service, with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power expenses, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and settlements that influence business and profitability; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generating facilities including inability to obtain required governmental permits and approvals, and risks related to contracting, construction and start-up; operation of power generating facilities including breakdown or failure of equipment, performance below expected levels, competition, fuel supply, including availability, transportation and prices, and transmission; impacts from the potential formation of a regional transmission organization; population growth rates and demographic patterns; market demand and prices for energy, including structural market changes; changes in operating expenses and capital expenditures and fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; homeland security, natural disasters, acts of war or terrorism; market conditions and technological developments that could affect the operations and prospects of IDACORP's subsidiaries or their competitors; increasing health care costs and the resulting effect on health insurance premiums paid for employees; performance of the stock market and the changing interest rate environment, which affect the amount of required contributions to pension plans, as well as the reported costs of providing pension and other postretirement benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; changes in tax rates or policies, interest rates or rates of inflation; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Form 10-K for the year ended December 31, 2004, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and other reports on file with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Consolidated Statements of Income
For Periods Ended June 30, 2005 and 2004
(unaudited)
(Thousands of Dollars, except per share data)

	Three Months Ended		Year-To-Date
	6/30/05	6/30/04	6/30/05	6/30/04
Operating Revenues:
Electric utility:
General business	$150,583	$158,305	$296,953	$304,462
Off-system sales	38,872	36,809	71,085	64,930
Other revenues	10,253	11,795	22,538	21,120
Total electric utility revenue	199,708	206,909	390,576	390,512
Other	5,763	4,963	11,077	9,549
Total Operating Revenues	205,471	211,872	401,653	400,061

Operating Expenses:
Electric Utility:
Purchased power	36,929	64,766	81,007	83,270
Fuel expense	24,369	21,569	49,465	49,073
Power cost adjustment	12,415	(1,746)	7,998	10,818
Other operations & maintenance	65,717	63,193	120,816	117,340
Depreciation	25,193	25,271	50,112	50,161
Taxes other than income taxes	5,302	5,378	10,529	10,943
Impairment of assets	-	9,756	-	9,756
Total electric utility expenses	169,925	188,187	319,927	331,361
Other	11,701	8,278	22,984	17,099
Total Operating Expenses	181,626	196,465	342,911	348,460

Operating Income (Loss):
Electric utility	29,783	18,722	70,649	59,151
Other	(5,938)	(3,315)	(11,907)	(7,550)
Total Operating Income	23,845	15,407	58,742	51,601

Other Income	3,355	14,693	7,627	17,711

Earnings (Losses) of Unconsolidated
Equity-method Investments	(951)	81	(288)	694

Other Expenses	1,193	4,915	2,296	5,737

Interest Expense and Preferred Dividends:
Interest on long-term debt	14,292	13,215	28,366	26,568
Other interest	815	1,585	1,270	2,037
Preferred dividends of Idaho Power Co	-	853	-	1,707
Total Interest Exp and Pref Div	15,107	15,653	29,636	30,312

Income Before Income Taxes	9,949	9,613	34,149	33,957
Income Tax Expense (Benefit)	498	(3,379)	1,632	1,306
Net Income	$9,451	$12,992	$32,517	$32,651

Weighted Average Common Shares
Outstanding (000's)	42,230	38,189	42,220	38,194

Earnings per Share of Common Stock
(basic and diluted)	$0.22	$0.34	$0.77	$0.85

Dividends Paid per Share of Common Stock	$0.30	$0.30	$0.60	$0.60

IDACORP, Inc.
Consolidated Statements of Cash Flows
For Six Months Ended June 30, 2005 and 2004
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	Six Months Ended
	6/30/2005	6/30/2004
Operating Activities
Net Income	$32,517	$32,651
Adjustments to reconcile net income to net cash provided by
operating activities:
Impairment of long-lived assets	-	9,756
Unrealized losses (gains) from energy marketing activities	359	(77)
Depreciation and amortization	61,635	61,861
Deferred taxes and investment tax credits	(4,380)	(21,111)
Changes in regulatory assets	4,826	11,409
Gain on sale of non-utility assets	-	(4,780)
Gain on extinguishment of debt	-	(7,188)
Change in:
Receivables and prepayments	(4,259)	(2,028)
Accounts payable and other accrued liabilities	(21,985)	(10,758)
Taxes accrued	6,161	13,710
Other	(8,877)	6,614
Net cash provided by operating activities	65,997	90,059

Investing Activities	(61,297)	(87,425)

Financing Activities
Issuance of long-term debt	4,992	50,000
Retirement of long-term debt	(9,497)	(69,591)
Dividends on common stock	(25,326)	(22,923)
Increase (decrease) in short-term borrowings	12,530	(16,650)
Other	1,104	(1,395)
Net cash used in financing activities	(16,197)	(60,559)

Net decrease in cash and cash equivalents	(11,497)	(57,925)

Cash and cash equivalents - beginning of period	23,403	75,159

Cash and cash equivalents - end of period	$11,906	$17,234

IDACORP, Inc.
Consolidated Balance Sheets
As of June 30, 2005 and December 31, 2004
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	6/30/05	12/31/04

Assets
Cash and cash equivalents	$11,906	$23,403
Receivables, net of allowance	71,097	57,956
Employee notes	3,316	3,523
Energy marketing assets	13,367	9,203
Other current assets	134,761	127,331
Total current assets	234,447	221,416

Investments	189,420	223,061
Property, plant and equipment-net	2,253,351	2,209,462

Energy marketing assets - long-term	25,458	16,635
Regulatory assets	423,864	433,271
Employee notes - long-term	2,980	3,746
Other assets	133,055	126,581
Total other assets	585,357	580,233

Total Assets	$3,262,575	$3,234,172

Liabilities And Shareholders' Equity
Current maturities of long-term debt	$81,641	$78,603
Notes payable	48,800	36,270
Accounts payable	57,090	79,156
Energy marketing liabilities	13,943	9,420
Other current liabilities	103,378	82,009
Total current liabilities	304,852	285,458

Deferred income taxes	551,169	555,774
Energy marketing liabilities - long-term	25,458	16,635
Regulatory liabilities	276,513	275,854
Other liabilities	116,880	112,616
Total other liabilities	970,020	960,879

Long-term debt	972,113	979,549
Shareholders' equity	1,015,590	1,008,286

Total Liabilities & Shareholders' Equity	$3,262,575	$3,234,172

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Year-To-Date
	6/30/05	6/30/04	6/30/05	6/30/04
Energy Use - MWh

Residential	954,957	896,657	2,282,979	2,258,484
Commercial	866,508	829,270	1,754,193	1,723,008
Industrial	835,730	788,905	1,668,050	1,615,482
Irrigation	361,382	754,964	373,047	764,760
Total General Business	3,018,577	3,269,796	6,078,269	6,361,734
Off-System Sales	1,037,100	975,272	1,682,273	1,648,756
Total	4,055,677	4,245,068	7,760,542	8,010,490

Revenue ($000's)

Residential	$60,599	$54,281	$139,375	$132,009
Commercial	41,540	38,713	81,432	78,836
Industrial	28,101	27,399	55,114	55,062
Irrigation	20,343	37,912	21,032	38,555
Total General Business	150,583	158,305	296,953	304,462
Off-System Sales	38,872	36,809	71,085	64,930
Total	$189,456	$195,114	$368,038	$369,392

Customers - Period End

Residential	372,634	359,615
Commercial	57,030	55,445
Industrial	129	114
Irrigation	18,044	17,326
Total	447,837	432,500